The Rushmore Fund, Inc.
4922 Fairmont Avenue
Bethesda, Maryland 20814


To the Board of Directors of The Rushmore Fund, Inc.:

We are the auditors of The Rushmore Fund, Inc. (the
Fund), a series investment company comprised of one portfolio, the U.S. Government Bond Portfolio (the
Portfolio).  Rushmore Trust and Savings, FSB (Rushmore
Trust), a related entity, is custodian of the Fund's portfolio and the Fund is therefore subject to the provisions of Rule 17f-2 under the Investment Company
Act of 1940. Accordingly, we have, without prior notice to the Fund or to Rushmore Trust, accounted for the Portfolios' investment securities held by Rushmore Trust as of the close of business on June
29, 1998. It is understood that this report is solely for the use of management and for the information of the Securities and Exchange
Commission and should not be used for any other purpose.

Rushmore Trust, in addition to acting as custodian for the Portfolio, is custodian for other customers.
Agents of Rushmore Trust hold, or account for by book entry, securities that are the responsibility of Rushmore Trust through custodial or trust agreements. Securities held by agents of Rushmore
Trust, while identified by such agents as being deposited by Rushmore Trust, cannot be identified by such agents as to the specific customers of Rushmore Trust who have securities included in such deposits.

Rushmore Trust confirmed to us that the portfolio securities owned by the Fund on June 29, 1998 were held for the account of Rushmore Trust by the Federal
Reserve Book Entry System (the Fed), as agent for
Rushmore Trust. We obtained confirmation from the Fed of the securities held for the account of the Rushmore Trust as of June 29, 1998. We reviewed
Rushmore Trust's reconciliation of the Fed's confirmation to Rushmore Trust's internal records, identifying securities held by the Fed as a part of Rushmore Trust's aggregate security position with the Fed. We also reviewed Rushmore Trust's records that show the owners of the securities held by the Fed for the account of the Rushmore Trust at June 29, 1998.
We determined that these securities, identified by such records as the property of the Fund's Portfolio, were in agreement with the Fund's records of securities owned at June 29, 1998. We also agreed an analysis of portfolio transactions recorded subsequent to December 19, 1997, the date of our most recent examination of the Fund's securities required under Rule 17f-2, in the investment accounts to supporting records and verified a sample of portfolio security transactions to supporting records and documentation.

Because the above procedures were not sufficient to constitute an audit conducted in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above as of the dates indicated. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we conducted an audit of the financial statements of the Fund in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to the financial statements of the Fund, taken as a whole for any date or period.

Deloitte & Touche LLP
Princeton, New Jersey
August 7, 1998